EXHIBIT 21

Subsidiaries of StanCorp Financial Group, Inc.

	Company Name	Location
1.	Standard Insurance Company	Oregon
2.	The Standard Life Insurance Company of New York	New York
3.	StanCorp Retirement Services, Inc.	Oregon
4.	StanCorp Mortgage Investors, LLC	Oregon
5.	StanCorp Investment Advisers, Inc.	Oregon
6.	StanCorp Equities, Inc.	Oregon
7.	StanCorp Real Estate, LLC	Oregon
8.	StanCorp Trust Company	Oregon
9.	Standard Management, Inc.	Oregon